

05013400

HBOSplc

1 December 2005

5 Morrison Street
Edinburgh
EH3 8BH

Direct Line 0131 243 5586
Fax No 0131 243 5516

United States Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street N.W.
WASHINGTON D.C. 20549
United States of America

Your Ref: 82/5222

Exemption

Dear Sirs,

HBOS plc filings pursuant to Rule 12g3-2(b)

I enclose documents either sent to shareholders or made available to the public during the period 1st **November to 30th November 2005**.

Announcements made to the London Stock Exchange:-

01.11.05	Rule 8 disclosure - O2 plc
01.11.05	Rule 8 disclosure - Prudential plc
01.11.05	Rule 8 disclosure - P & O plc
01.11.05	Rule 8 disclosure - BPB plc
01.11.05	Publication of Final Terms
01.11.05	Transaction in own shares
01.11.05	Cancellation of Treasury Shares
02.11.05	Rule 8 disclosure - P & O
02.11.05	Rule 8 disclosure - O2 plc
02.11.05	Rule 8 disclosure - Parkdean Holidays
02.11.05	Rule 8 disclosure - Sygen Int
02.11.05	Rule 8 disclosure - Exel plc
02.11.05	Rule 8 disclosure - Prudential plc
02.11.05	Transaction in Own Shares
02.11.05	Director Shareholding - Halifax Sharesave Scheme, HBOS Sharesave Plan and Bank of Scotland SAYE
02.11.05	Director Shareholding - HSDL Nominees Limited
03.11.05	Rule 8 disclosure - P & O
03.11.05	Rule 8 disclosure - BPB plc
03.11.05	Rule 8 disclosure - O2 plc
03.11.05	Rule 8 disclosure - Prudential plc
03.11.05	Director shareholding - HBOS QUEST Limited
04.11.05	Halifax House Price Index Oct 05
04.11.05	Rule 8 disclosure - P & O
04.11.05	Rule 8 disclosure - BPB plc
04.11.05	Rule 8 disclosure - Parkdean Holidays
04.11.05	Rule 8 disclosure - O2 plc
04.11.05	Rule 8 disclosure - Prudential plc
07.11.05	Publication of Final Terms
07.11.05	Rule 8 disclosure - O2 plc
08.11.05	Rule 8 disclosure - O2 plc

12/20

08.11.05	Rule 8 disclosure - Prudential plc
09.11.05	Transaction in Own shares
09.11.05	Rule 8 disclosure - O2 plc
09.11.05	Rule 8 disclosure - Prudential plc
09.11.05	Director shareholding
10.11.05	Transaction in Own Shares
10.11.05	Rule 8 disclosure - P & O
10.11.05	Rule 8 disclosure - Prudential plc
10.11.05	Rule 8 disclosure - O2 plc
10.11.05	Rule 8 disclosure - O2 plc
11.11.05	Director Shareholding - Halifax Sharesave Scheme
11.11.05	Rule 8 disclosure - O2 plc
11.11.05	Rule 8 disclosure - Prudential plc
11.11.05	Rule 8 disclosure - P & O
14.11.05	Rule 8 disclosure - Prudential plc
15.11.05	Rule 8 disclosure - Prudential plc
15.11.05	Rule 8 disclosure - P & O
15.11.05	Rule 8 disclosure - BPB plc
15.11.05	Rule 8 disclosure - O2 plc
15.11.05	Director shareholding - HBOS Long Term Executive Bonus Plan
16.11.05	Rule 8 disclosure - O2 plc
16.11.05	Rule 8 disclosure - P & O
16.11.05	Rule 8 disclosure - Prudential plc
17.11.05	Transaction in Own Shares
17.11.05	Rule 8 disclosure - SkyePharma plc
17.11.05	Rule 8 disclosure - O2 plc
17.11.05	Rule 8 disclosure - BPB plc
17.11.05	Rule 8 disclosure - P & O
17.11.05	Rule 8 disclosure - Prudential plc
17.11.05	Director shareholding - Halifax Sharesave Scheme & HBOS Sharesave Plan
18.11.05	Rule 8 disclosure - Kingston Comm (Hull)
18.11.05	Rule 8 disclosure - O2 plc
18.11.05	Rule 8 disclosure - BPB plc
18.11.05	Rule 8 disclosure - Prudential plc
18.11.05	Rule 8 disclosure - P & O
18.11.05	Rule 8 disclosure - SkyePharma plc
18.11.05	Director shareholding - HBOS Employee Trust Limited
21.11.05	Transaction in Own shares
21.11.05	Rule 8 disclosure - BPB plc
21.11.05	Rule 8 disclosure - P & O
21.11.05	Rule 8 disclosure - Prudential plc
21.11.05	Rule 8 disclosure - SkyePharma plc
21.11.05	Rule 8 disclosure - O2 plc
22.11.05	Rule 8 disclosure - O2 plc
22.11.05	Rule 8 disclosure - Prudential plc
22.11.05	Rule 8 disclosure - P & O
22.11.05	Rule 8 disclosure - SkyePharma
23.11.05	Transaction in Own Shares
23.11.05	Rule 8 disclosure - O2 plc
23.11.05	Rule 8 disclosure - Prudential plc
23.11.05	Rule 8 disclosure - SkyePharma
23.11.05	Rule 8 disclosure - BPB plc
23.11.05	Director shareholding - Halifax Sharesave Scheme & HBOS Sharesave Plan
24.11.05	Publication of Final Terms
24.11.05	Transaction in Own Shares
24.11.05	Director shareholding - Bank of Scotland SAYE
24.11.05	Rule 8 disclosure - O2 plc
24.11.05	Rule 8 disclosure - BPB plc
24.11.05	Rule 8 disclosure - P & O
24.11.05	Rule 8 disclosure - SkyePharma plc
24.11.05	Rule 8 disclosure - Prudential plc
25.11.05	Transaction in Own Shares

25.11.05	Rule 8 disclosure - O2 plc
25.11.05	Rule 8 disclosure - P & O
25.11.05	Rule 8 disclosure - Prudential plc
25.11.05	Rule 8 disclosure - Parkdean Holidays
28.11.05	Transaction in Own Shares
28.11.05	Rule 8 disclosure - Prudential plc
28.11.05	Rule 8 disclosure - O2 plc
28.11.05	Rule 8 disclosure - Parkdean Holidays
28.11.05	Rule 8 disclosure - P & O
29.11.05	Transaction in own shares
29.11.05	Rule 8 disclosure - P & O
29.11.05	Rule 8 disclosure - Parkdean Holidays
29.11.05	Rule 8 disclosure - Prudential plc
29.11.05	Rule 8 disclosure - O2 plc
29.11.05	Cancellation of Treasury Shares
29.11.05	Director shareholding - Bank of Scotland SAYE
30.11.05	Transaction in own shares
30.11.05	Rule 8 disclosure - Parkdean Holidays
30.11.05	Rule 8 disclosure - Prudential plc
30.11.05	Rule 8 disclosure - O2 plc
30.11.05	Director shareholding - Halifax Sharesave Scheme & HBOS Sharesave Plan

Documents lodged at Companies House:

Forms 88(2)

1 Form 88(2)'s – Return of Allotment of	1,500,000 Shares registered on 29.09.05
1 Form 88(2)'s – Return of Allotment of	7,205 Shares registered on 01.11.05
1 Form 88(2)'s – Return of Allotment of	6,736 Shares registered on 02.11.05
1 Form 88(2)'s – Return of Allotment of	15,276 Shares registered on 03.11.05
1 Form 88(2)'s – Return of Allotment of	31,656 Shares registered on 04.11.05
1 Form 88(2)'s – Return of Allotment of	58,059 Shares registered on 07.11.05
1 Form 88(2)'s – Return of Allotment of	65,256 Shares registered on 08.11.05
1 Form 88(2)'s – Return of Allotment of	65,731 Shares registered on 09.11.05
1 Form 88(2)'s – Return of Allotment of	75,250 Shares registered on 10.11.05
1 Form 88(2)'s – Return of Allotment of	18,827 Shares registered on 11.11.05
1 Form 88(2)'s – Return of Allotment of	104,780 Shares registered on 14.11.05
1 Form 88(2)'s – Return of Allotment of	180,058 Shares registered on 15.11.05
1 Form 88(2)'s – Return of Allotment of	67,368 Shares registered on 16.11.05
1 Form 88(2)'s – Return of Allotment of	115,111 Shares registered on 17.11.05
1 Form 88(2)'s – Return of Allotment of	77,002 Shares registered on 18.11.05
1 Form 88(2)'s – Return of Allotment of	25,911 Shares registered on 21.11.05
1 Form 88(2)'s – Return of Allotment of	22,152 Shares registered on 22.11.05
1 Form 88(2)'s – Return of Allotment of	14,510 Shares registered on 23.11.05
1 Form 88(2)'s – Return of Allotment of	16,946 Shares registered on 24.11.05
1 Form 88(2)'s – Return of Allotment of	41,412 Shares registered on 25.11.05
1 Form 88(2)'s – Return of Allotment of	19,240 Shares registered on 28.11.05
1 Form 88(2)'s – Return of Allotment of	5,939 Shares registered on 29.11.05
1 Form 88(2)'s – Return of Allotment of	33,433 Shares registered on 30.11.05

Forms 169

1 Form 169(A2) - Return by a PLC purchasing its own shares for holding in Treasury dated 17.10.05
1 Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 18.10.05
1 Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 19.10.05
6 Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 01.11.05

I would be grateful if you could acknowledge receipt by stamping the enclosed copy of this letter and return in the envelope provided. Also enclosed is an international coupon for the cost this will entail.

Yours faithfully

Kenny Melville
Assistant Company Secretary

Regulatory Announcement

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SEC MAIL PROCESSING
RECEIVED
DEC 09 2005
WASH, D.C.
213
SECTION



Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 01-Nov-05
Number	4151T

HBOS plc announces that on 31 October 2005 it purchased 1,350,000 of its ordinary shares at a price of 833.7994 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 12,221,000 of its ordinary shares in Treasury and has a total of 3,852,040,426 ordinary shares (excluding shares held in Treasury) in issue.

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Company	HBOS Treasury Services PLC
TIDM	87JT
Headline	Publication of Final Terms
Released	09:32 01-Nov-05
Number	4176T

Publication of Final Terms by HBOS Treasury Services plc

The Prospectus in relation to the HBOS plc Programme for the Issuance of Debt Instruments dated 15th August 2005 ("the Programme"), was published on 19 August 2005 (Regulatory Announcement number 3076Q).

The Prospectus constitutes the base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC ("Prospectus Directive")).

HBOS Treasury Services plc, as an Issuer on the Programme, guaranteed by HBOS plc and The Governor and Company of the Bank of Scotland, has issued certain Instruments under the Programme.

The following documents constitute the Final Terms of the Instruments described therein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of the Final Terms and the Prospectus.

To view the Final Terms in full, please paste the following URL into the address bar of your browser.

GBP 350,000,000 Notes due September 2009, ISIN No. XS0228660444

http://www.rns-pdf.londonstockexchange.com/rns/4176t_3-2005-10-31.pdf

GBP 150,000,000 Notes due December 2010, ISIN No. XS0168573607

http://www.rns-pdf.londonstockexchange.com/rns/4176t_1-2005-10-31.pdf

EUR 10,000,000 Notes due September 2025, ISIN No. XS0228674825

http://www.rns-pdf.londonstockexchange.com/rns/4176t_4-2005-10-31.pdf

CZK 350,000,000 Notes due September 2012, ISIN No. XS0228700844

http://www.rns-pdf.londonstockexchange.com/rns/4176t_5-2005-10-31.pdf

EUR 15,000,000 due September 2017, ISIN No. XS0228840186

http://www.rns-pdf.londonstockexchange.com/rns/4176t_6-2005-10-31.pdf

USD 30,000,000 Notes due September 2015, ISIN No. XS0228546072

http://www.rns-pdf.londonstockexchange.com/rns/4176t_2-2005-10-31.pdf

EUR 10,000,000 Notes due September 2030, ISIN No. XS0229574651

http://www.rns-pdf.londonstockexchange.com/rns/4176t_8-2005-10-31.pdf

GBP 150,000,000 Notes due December 2009 and GBP 50,000,000 Notes due December 2009, ISIN No. XS0230355967

http://www.rns-pdf.londonstockexchange.com/rns/4176t_9-2005-10-31.pdf

SGD 57,250,000 Notes due September 2010, ISIN No. XS0229315477

http://www.rns-pdf.londonstockexchange.com/rns/4176t_7-2005-10-31.pdf

JPY 20,400,000,000 Notes due October 2012, ISIN No. XS0231494351

http://www.rns-pdf.londonstockexchange.com/rns/4176t_13-2005-10-31.pdf

EUR 50,000,000 Notes due October 2025, ISIN No. XS0231897801

http://www.rns-pdf.londonstockexchange.com/rns/4176t_12-2005-10-31.pdf

EUR 25,000,000 Notes due October 2015, ISIN No. XS0231160572

http://www.rns-pdf.londonstockexchange.com/rns/4176t_11-2005-10-31.pdf

EUR 25,000,000 Notes due September 2009, ISIN No. XS0230515594

http://www.rns-pdf.londonstockexchange.com/rns/4176t_10-2005-10-31.pdf

For further information, please contact

HBOS Treasury Services plc

33 Old Broad Street

London EC2N 1HZ

Tel: +44 (020) 7574 8000

Fax: +44(020) 7574 8133

Attention: Legal Department

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus and Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and Final Terms is not addressed. The Prospectus and Final Terms are not intended for use in the United States and are not addressed to or targeted at U.S persons and should not be relied upon by any U.S. persons. Prior to relying on the information contained in the Prospectus and Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- BPB plc
Released	11:38 01-Nov-05
Number	4483T



SEC MAIL PROCESSING
RECEIVED
DEC 19 2005
WASH, D.C. 213 SECTION

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	BPB plc
Relevant security dealt in	Ord 50p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	31/10/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
6,837	£7.334
Amount sold	**Price per unit (currency must be stated)**

Resultant total amount and percentage of the same relevant security owned or controlled	**22,696,671 (4.517%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**01/11/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not

Regulatory Announcement

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SEC MAIL PROCESSING
RECEIVED
2005
WASH, D.C.
213
SECTION



Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- P&O
Released	11:41 01-Nov-05
Number	4489T

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	The Peninsular & Oriental Steam Navigation Company plc
Relevant security dealt in	Deferred Stock of £1 each
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	31/10/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
3,295	Transfer In
Amount sold	**Price per unit (currency must be stated)**
5,931,439	£4.145

Resultant total amount and percentage of the same relevant security owned or controlled	**28,541,659 (3.808%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**01/11/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 5410**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.
† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

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Regulatory Announcement

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SEC MAIL PROCESSING
RECEIVED
2005
WASH. D.C.
SECTION



Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Prudential plc
Released	11:42 01-Nov-05
Number	4493T

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Prudential plc
Relevant security dealt in	Ord 5p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	31/10/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
14,544	£4.701
Amount sold	**Price per unit (currency must be stated)**
860	Transfer Out

Resultant total amount and percentage of the same relevant security owned or controlled	**52,688,232 (2.208%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**01/11/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is

insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

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Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- O2 plc
Released	11:42 01-Nov-05
Number	4496T

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	O2 plc
Relevant security dealt in	Ord 0.1p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	31/10/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
500,000	£2.060
35	£2.046
Amount sold	**Price per unit (currency must be stated)**

Resultant total amount and percentage of the same relevant security owned or controlled	**189,588,560 (2.163%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**01/11/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 5410**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not

be named.

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

Regulatory Announcement

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PROCESSING
RECEIVED
2005
213
SECTION
WASH. D.C.




Company	HBOS PLC
TIDM	HBOS
Headline	Cancellation- Treasury Shares
Released	15:00 01-Nov-05
Number	4675T

Cancellation of Ordinary Shares held in Treasury

HBOS plc announces that on 1 November 2005, 10,000,000 of its ordinary shares held in Treasury have been cancelled.

Following the cancellation, HBOS plc holds 2,221,000 of its ordinary shares in Treasury and has a total of 3,852,047,631 ordinary shares (excluding shares held in Treasury) in issue.

This brings the total number of ordinary shares cancelled in the current buyback programme to 90,000,000.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- P & O
Released	11:41 02-Nov-05
Number	5176T

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	The Peninsular & Oriental Steam Navigation Company plc
Relevant security dealt in	Deferred Stock of £1 each
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	31/10/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**

Amount sold	**Price per unit (currency must be stated)**
1,000	£4.148

Resultant total amount and percentage of the same relevant security owned or controlled	**28,540,659 (3.807%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**02/11/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 5410**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

\# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

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Regulatory Announcement

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SEC MAIL PROCESSING
RECEIVED
DEC 19 2005
WASH, D.C.
213
SECTION



Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- O2 plc
Released	11:43 02-Nov-05
Number	5180T

r **FORM 8.3**

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	O2 plc
Relevant security dealt in	Ord 0.1p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	01/11/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
14	£2.070
Amount sold	**Price per unit (currency must be stated)**

Resultant total amount and percentage of the same relevant security owned or controlled	**189,588,574 (2.163%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**02/11/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 5410**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.
# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.
† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

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SEC MAIL PROCESSING SECTION
RECEIVED
DEC 19 2005
WASH, D.C.
213



Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Parkdean Holidays
Released	11:46 02-Nov-05
Number	5188T

r FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Parkdean Holidays plc
Relevant security dealt in	Ord 20p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	01/11/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
Amount sold	**Price per unit (currency must be stated)**
46	£2.540

Resultant total amount and percentage of the same relevant security owned or controlled	**2,395,836 (4.781%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**02/11/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.
# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.
† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Sygen Int
Released	11:47 02-Nov-05
Number	5184T

r FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Sygen International plc
Relevant security dealt in	Ord 10p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	01/11/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
Amount sold	**Price per unit (currency must be stated)**
1,000,000	£0.620

Resultant total amount and percentage of the same relevant security owned or controlled	**6,488,965 (2.197%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**02/11/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.
# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.
† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Exel plc
Released	11:48 02-Nov-05
Number	5191T

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Exel plc
Relevant security dealt in	Ord 27 7/9p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	01/11/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
Amount sold	**Price per unit (currency must be stated)**
636,023	£12.036

Resultant total amount and percentage of the same relevant security owned or controlled	2,410,577 (0.817%)

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**02/11/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.
# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.
† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Prudential plc
Released	11:50 02-Nov-05
Number	5194T


SEC MAIL
RECEIVED
PROCESSING
2005
WASH, D.C.
213
SECTION



FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Prudential plc
Relevant security dealt in	Ord 5p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	01/11/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
5,935	Transfer In
Amount sold	**Price per unit (currency must be stated)**
258,248	£4.806

Resultant total amount and percentage of the same relevant security owned or controlled	**52,435,919 (2.197%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**02/11/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	12:25 02-Nov-05
Number	5278T

HBOS plc announces that on 1 November 2005 it purchased 300,000 of its ordinary shares at a price of 837.9429 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 2,521,000 of its ordinary shares in Treasury and has a total of 3,851,747,631 ordinary shares (excluding shares held in Treasury) in issue.

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	15:52 02-Nov-05
Number	5477T

HBOS PLC (the 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

Halifax Sharesave Scheme
HBOS Sharesave Plan
Bank of Scotland Save As You Earn

(the "Plans")

The Company has today received notification that Ordinary 25p Shares in the Company have been transferred from the HBOS Qualifying Employee Share Ownership Trust (the 'QUEST') to certain participants of the Plans as follows:-

Plan	No. of Shares	Date
Bank of Scotland SAYE	1,169	02/11/2005
Halifax Sharesave Scheme	75,373	02/11/2005
HBOS Sharesave Plan	6,778	02/11/2005

The Executive Directors remain potential beneficiaries and so interested, along with other participants, in 3,571,277 shares still held by the QUEST.

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SEC MAIL PROCESSING SECTION
RECEIVED
DEC 19 2005
WASH, D.C.
213




Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	16:30 02-Nov-05
Number	5497T

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

HBOS plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

(ii) ....

3. Name of *person discharging managerial responsibilities/director*

Sir Ronald Garrick

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

Person referred to in 3. above

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Person referred to in 3. above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares of 25p each, fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

HSDL Nominees Limited

8 State the nature of the transaction

Acquisition

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

3,000

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

de minimis

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

£8.2938

14. Date and place of transaction

28 October 2005

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

23,245 (0.0006%)

16. Date issuer informed of transaction

1 November 2005

17. Name of contact and telephone number for queries

0131 243 8671

Name and signature of duly authorised officer of *issuer* responsible for making notification

Kenny Melville, Assistant Company Secretary

Date of notification

2 November 2005

END
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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- P & O
Released	11:53 03-Nov-05
Number	5941T

r FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	The Peninsular & Oriental Steam Navigation Company plc
Relevant security dealt in	Deferred Stock of £1 each
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	02/11/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
Amount sold	**Price per unit (currency must be stated)**
3,988	£4.415
3,130,000	£4.406

Resultant total amount and percentage of the same relevant security owned or controlled	**25,406,674 (3.389%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**03/11/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 5410**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.
# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.
† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.



END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- BPB plc
Released	11:54 03-Nov-05
Number	5944T

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	BPB plc
Relevant security dealt in	Ord 50p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	02/11/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
5,263	£7.360
Amount sold	**Price per unit (currency must be stated)**

Resultant total amount and percentage of the same relevant security owned or controlled	**22,701,934 (4.518%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**03/11/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.
# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.
† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- O2 plc
Released	11:57 03-Nov-05
Number	5948T

r **FORM 8.3**

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	O2 plc
Relevant security dealt in	Ord 0.1p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	02/11/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
Amount sold	**Price per unit (currency must be stated)**
21,000,000	£1.977
24,292	£1.973
95,000	£1.976

Resultant total amount and percentage of the same relevant security owned or controlled	**168,469,290 (1.922%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**03/11/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 5410**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.
# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.
† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Prudential plc
Released	11:59 03-Nov-05
Number	5951T



PROCESSING
SECTION

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Prudential plc
Relevant security dealt in	Ord 5p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	02/11/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
11,182	£4.900
Amount sold	**Price per unit (currency must be stated)**
6,846	£4.900
560	£4.895

Resultant total amount and percentage of the same relevant security owned or controlled	**52,439,696 (2.197%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**03/11/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.
# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.
† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	15:41 03-Nov-05
Number	6177T

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

The Company has today received notification that HBOS QUEST Limited purchased ordinary shares in the Company as follows:

Date	No. of Ordinary Shares	Price per Share
2 November 2005	892,293	861.737p
3 November 2005	711,688	867.981p

It is intended that these shares will be held and released (as appropriate) from the HBOS Qualifying Employee Trust (the QUEST) to certain participants of the HBOS Sharesave Plan(s).

The Executive Directors remain potential beneficiaries and so interested, along with other participants, in 5,175,258 shares held by the QUEST.

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Company	Halifax PLC
TIDM	42HH
Headline	Hx House Price Index Oct 2005
Released	08:00 04-Nov-05
Number	6306T



PROCESSING
SECTION
2005
213

Halifax House Price Index

National Index **October 2005**

All Houses, All Buyers Index (1983=100)

Index (seasonally adjusted) 544.4 Monthly Change 0.0% Annual Change 3.9%

Standardised Average Price (seasonally adjusted) £168,210

Key Points

- House prices in the UK were unchanged in October. The pattern of price movements during recent months shows that the market has strengthened, but the static level of prices in October suggests that we are not poised for another sustained period of sharpl rising property values.
- On an annual basis, house prices were up 3.9%, significantly below the 18.5% recorded in October 2004.
- Housing market activity continues to improve. The number of mortgage approvals to fun house purchase rose for the third successive month in September, according to the Ban of England, and was 24% higher than in September 2004. Buyer enquiries for property increased for the fourth successive month in September, according to the latest RICS survey, marking the longest run of rising enquiries in two years.

- Continuing economic growth, the high level of employment - which reached a record lev
of 28.76 million in the three months to August 2005 - and a boost to household sentimer
regarding the future direction of interest rates following August's base rate cut are all
supporting housing demand.

- This year's slowdown in the pace of UK economic growth and the ongoing historically
high level of house prices relative to average earnings are, however, expected to curb tl
recent improvement in housing demand and prevent a marked pick-up in prices.

Commenting, Martin Ellis, Chief Economist, said:

"House prices were unchanged in October following increases of over 1% in both August and September. The overall pattern of price movements over the past few months shows that the market has strengthened compared with earlier in the year, but the static level of prices in October suggests that we are not poised for another sustained period of sharply rising property values.

Continuing economic growth, the high level of employment and a boost to household sentiment regarding the future direction of interest rates following August's base rate cut are all supporting housing demand. This year's slowdown in the pace of UK economic growth and the ongoing historically high level of house prices relative to average earnings are, however, expected to curb the recent improvement in housing demand and prevent a marked pick-up in prices."

Activity continues to improve ......

Key indicators provide further evidence that housing market activity continues to recover. For example, Inland Revenue figures show that the number of property transactions increased by 16% between the second and third quarters of 2005.

The number of mortgage approvals to fund house purchase rose for the third successive month in September, according to the Bank of England. The number of loans, at 107,000, on a seasonally adjusted basis, was 24% higher than in September 2004 and was at its highest level since June 2004.

Buyer enquiries for property increased for the fourth successive month in September, according to the latest RICS survey, marking the longest run of rising enquiries in two years. Halifax Estate Agents, along with other agents, have experienced a rise in sales in recent months.

Economic fundamentals underpinning the market are sound ......

Sustained economic growth, high levels of employment and healthy earnings growth are all supporting housing demand.

The UK economy continues to grow but preliminary ONS figures confirm that overall activity expanded at a pace below its long-term average rate in 2005 Quarter 3 for the fifth successive quarter. The quarterly rise of 0.4% was slightly below the 0.5% increase in Quarter 2. Annual GDP growth, however, increased from 1.5% in Q2 to 1.6% in Q3. Historically, the UK economy has grown at an average rate of 0.6% a quarter and 2.5% per year.

Despite the slowdown in economic growth over the past year, the number of people in employment has continued to rise, reaching a record level of 28.76 million in the three months to August 2005. This was 103,000 up on the previous three months and 345,000 higher than a year earlier.

Average earnings increased by 4.2% in the three months to August 2005, comfortably exceeding the 2.5% rise in consumer prices in the year to September 2005.

NOTE: The 3.9% number is the quarterly year-on-year figure. This figure provides a much better picture of underlying trends compared to a monthly year-on-year number as it smoothes out any short-term fluctuations.

The Halifax House Price Index is prepared from information that we believe is collated with care, but we do not make any statement as to its accuracy or completeness. We reserve the right to vary our methodology and to edit or discontinue the indices at any time for regulatory or other reasons. Persons seeking to place reliance on the indices for their own or third party commercial purposes do so at their own risk.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- P & O
Released	11:55 04-Nov-05
Number	6621T



r **FORM 8.3**

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	The Peninsular & Oriental Steam Navigation Company plc
Relevant security dealt in	Deferred Stock of £1 each
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	03/11/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
Amount sold	**Price per unit (currency must be stated)**
1,680,593	£4.400

Resultant total amount and percentage of the same relevant security owned or controlled	**23,726,084 (3.164%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**04/11/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 5410**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- BPB plc
Released	11:57 04-Nov-05
Number	6624T

r **FORM 8.3**

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	BPB plc
Relevant security dealt in	Ord 50p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	03/11/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
1,755	£7.385
Amount sold	**Price per unit (currency must be stated)**

Resultant total amount and percentage of the same relevant security owned or controlled	**22,703,689 (4.519%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**04/11/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

\# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Parkdean Holidays
Released	11:58 04-Nov-05
Number	6628T

r **FORM 8.3**

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Parkdean Holidays plc
Relevant security dealt in	Ord 20p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	03/11/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
2,273	£2.492
Amount sold	**Price per unit (currency must be stated)**

Resultant total amount and percentage of the same relevant security owned or controlled	**2,398,109 (4.786%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**04/11/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.
# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.
† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- O2 plc
Released	12:01 04-Nov-05
Number	6632T

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	O2 plc
Relevant security dealt in	Ord 0.1p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	03/11/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
Amount sold	**Price per unit (currency must be stated)**
9,374	£1.971

Resultant total amount and percentage of the same relevant security owned or controlled	**168,459,919 (1.922%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**04/11/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 5410**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Prudential plc
Released	12:01 04-Nov-05
Number	6635T

FORM 8.3

DEALINGS BY PERSONS WHO OWN OR CONTROL 1% OR MORE OF ANY CLASS OF RELEVANT SECURITY
(Rule 8.3 of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *	HBOS plc and its subsidiaries
Company dealt in	Prudential plc
Relevant security dealt in	Ord 5p
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, nature of connection #	
Date of dealing	03/11/2005

DEALINGS †

Amount bought	**Price per unit (currency must be stated)**
72,746	£4.907
3,729	£4.985
1,262	Transfer In
Amount sold	**Price per unit (currency must be stated)**
23,333	£4.905
18	£4.915

Resultant total amount and percentage of the same relevant security owned or controlled	**52,494,082 (2.200%)**

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED? NO

Date of disclosure	**04/11/2005**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**

* Specify the owner or controller in addition to the person dealing. The naming of nominees or vehicle companies is insufficient. In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

\# See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

† If disclosing dealings/holdings in derivatives or options, please attach Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as appropriate.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

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PROCESSING
SECTION
2005
213



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Company	HBOS Treasury Services PLC
TIDM	87JT
Headline	Publication of Final Terms
Released	12:15 07-Nov-05
Number	7335T

Publication of Final Terms by HBOS Treasury Services plc

The Prospectus in relation to the HBOS plc Programme for the Issuance of Debt Instruments dated 15th August 2005 ("the Programme"), was published on 19 August 2005 (Regulatory Announcement number 3076Q).

The Prospectus constitutes the base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC ("Prospectus Directive")).

HBOS Treasury Services plc, as an Issuer on the Programme, guaranteed by HBOS plc and The Governor and Company of the Bank of Scotland, has issued certain Instruments under the Programme.

The following documents constitute the Final Terms of the Instruments described therein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of the Final Terms and the Prospectus.

To view the Final Terms in full, please paste the following URL into the address bar of your browser.

SGD 25,500,000 Floating Rate Notes due September 2010, ISIN No. XS0229315477

http://www.rns-pdf.londonstockexchange.com/rns/7335t_-2005-11-7.pdf

For further information, please contact

HBOS Treasury Services plc
33 Old Broad Street
London EC2N 1HZ
Tel: +44 (020) 7574 8000
Fax: +44(020) 7574 8133
Attention: Legal Department

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus and Final Terms may be

addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and Final Terms is not addressed. The Prospectus and Final Terms are not intended for use in the United States and are not addressed to or targeted at U.S persons and should not be relied upon by any U.S. persons. Prior to relying on the information contained in the Prospectus and Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- O2 plc
Released	11:39 07-Nov-05
Number	7286T



SEC MAIL PROCESSING
RECEIVED
2005
WASH, D.C.
213
SECTION

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiares
Company dealt in	O2 plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 0.1p
Date of dealing	4 November 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	**Number**
(1) Relevant securities	122,759,923 (1.400%)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	122,759,923 (1.400%)	Nil

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
	Number (%)	**Number**
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	Nil	Nil

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	45,700,000	£1.970

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other persc to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	7 November 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- O2 plc
Released	12:26 08-Nov-05
Number	8045T


SEC MAIL PROCESSING
RECEIVED
2005
WASH. D.C.
213
SECTION

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiares
Company dealt in	O2 plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 0.1p
Date of dealing	7 November 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	**(%)**	**Number**
(1) Relevant securities	111,259,926 (1.269%)		
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	111,259,926 (1.269%)		Nil

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	**(%)**	**Number**
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	Nil		Nil

(c) **Rights to subscribe** (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	11,500,000	£1.970

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.
N/A

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	8 November 2005
Contact name	Lysanne Black
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Prudential plc
Released	12:27 08-Nov-05
Number	8047T


SEC MAIL
RECEIVED
PROCESSING
DEC 1 9 2005
WASH, D.C.
213
SECTION

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Prudential plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 5p
Date of dealing	7 November 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	**(%)**	**Number**
(1) Relevant securities	52,493,376 (2.212%)		
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	52,493,376 (2.212%)		Nil

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	**(%)**	**Number**
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	Nil		Nil

(c) **Rights to subscribe** (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Transfer out	291	N/A
Sale	416	£5.037

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	8 November 2005
Contact name	Lysanne Black
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 09-Nov-05
Number	8333T



PROCESSING
RECEIVED
DEC 19 2005
WASH, D.C.
213
SECTION

RNS Number:8333T
HBOS PLC
09 November 2005

HBOS plc

HBOS plc announces that on 8 November 2005 it purchased 1,400,000 of its ordinary shares at a price of 876.9625 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 3,921,000 of its ordinary shares in Treasury and has a total of 3,850,524,614 ordinary shares (excluding shares held in Treasury) in issue.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- O2 plc
Released	11:14 09-Nov-05
Number	8654T



RECEIVED
2005
213
PROCESSING
SECTION
WASH, D.C.

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	O2 plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 0.1p
Date of dealing	8 November 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number (%)	Short Number (%)
(1) Relevant securities	110,897,330(1.265%)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	110,897,330(1.265%)Nil	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number (%)	Short Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	Nil	Nil

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Prudential plc
Released	11:15 09-Nov-05
Number	8657T



PROCESSING
SECTION
2005



FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Prudential plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 5p
Date of dealing	8 November 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number (%)	Short Number (%)
(1) Relevant securities	52,443,782(2.210%)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	52,443,782(2.210%)	Nil

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number (%)	Short Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	Nil	Nil

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	17:52 09-Nov-05
Number	9144T

HBOS PLC (the 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

Halifax Sharesave Scheme
HBOS Sharesave Plan

(the "Plans")

The Company has today received notification that Ordinary 25p Shares in the Company have been transferred from the HBOS Qualifying Employee Share Ownership Trust (the 'QUEST') to certain participants of the Plans as follows:-

Plan	No. of Shares	Date
Halifax Sharesave Scheme	102,242	09/11/2005
HBOS Sharesave Plan	6,451	09/11/2005

The Executive Directors remain potential beneficiaries and so interested, along with other participants, in 5,066,565 shares still held by the QUEST.

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 10-Nov-05
Number	9057T

RNS Number:9057T
HBOS PLC
10 November 2005

HBOS plc

HBOS plc announces that on 9 November 2005 it purchased 350,000 of its ordinary shares at a price of 877.381429 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 4,271,000 of its ordinary shares in Treasury and has a total of 3,850,240,345 ordinary shares (excluding shares held in Treasury) in issue.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- P&O
Released	11:33 10-Nov-05
Number	9393T



RECEIVED
DEC 1 9 2005
213

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	The Peninsular & Oriental Steam Navigation Company plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Deferred Stock of £1 each
Date of dealing	9 November 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	23,716,937(3.162%)			
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	23,716,937(3.162%)Nil			

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	1,800	(0.003%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,800	(0.003%)		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Prudential plc
Released	11:33 10-Nov-05
Number	9391T

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Prudential plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 5p
Date of dealing	9 November 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	52,412,382(2.209%)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	52,412,382(2.209%)	Nil

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	Nil	Nil

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- O2 plc
Released	12:02 10-Nov-05
Number	9449T


SEC MAIL PROCESSING
RECEIVED
DEC 19 2005
WASH. D.C.
213
SECTION

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	O2 plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 0.1p
Date of dealing	8 November 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	110,836,542(1.264%)			
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	110,836,542(1.264%)Nil			

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	Nil		Nil	

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- O2 plc
Released	12:03 10-Nov-05
Number	9451T




PROCESSING
RECEIVED
2005
WASH, D.C.
213
SECTION

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	O2 plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 0.1p
Date of dealing	9 November 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	99,426,578(1.134%)			
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	99,426,578(1.134%)Nil			

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	Nil		Nil	

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	09:34 11-Nov-05
Number	9961T

HBOS PLC (the 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

Halifax Sharesave Scheme
(the "Scheme")

The Company yesterday received notification that Ordinary 25p Shares in the Company have been transferred from the HBOS Qualifying Employee Share Ownership Trust (the 'QUEST') to certain participants of the Scheme as follows:-

Plan	No. of Shares	Date
Halifax Sharesave Scheme	1,317	10/11/2005

The Executive Directors remain potential beneficiaries and so interested, along with other participants, 5,065,248 shares still held by the QUEST.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- O2 plc
Released	11:48 11-Nov-05
Number	0094U

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	O2 plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 0.1p
Date of dealing	10 November 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	99,381,531(1.134%)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	99,381,531(1.134%)Nil	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	Nil	Nil

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Prudential plc
Released	11:49 11-Nov-05
Number	0099U


SEC MAIL PROCESSING
RECEIVED
DEC 1 9 2005
WASH, D.C. 213 SECTION

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Prudential plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 5p
Date of dealing	10 November 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number (%)	Short Number (%)
(1) Relevant securities	52,414,270(2.196%)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	52,414,270(2.196%)	Nil

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number (%)	Short Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	Nil	Nil

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- P&O
Released	11:46 11-Nov-05
Number	0091U

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	The Peninsular & Oriental Steam Navigation Company plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Deferred Stock of £1 each
Date of dealing	10 November 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	23,720,737(3.161%)			
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	23,720,737(3.161%)Nil			

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security: 5.5% RED NON-CUM PFD £1	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	1,800	(0.003%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,800	(0.003%)		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- P&O
Released	11:33 10-Nov-05
Number	9393T


RECEIVED
DEC 19 2005
213
SECTION

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	The Peninsular & Oriental Steam Navigation Company plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Deferred Stock of £1 each
Date of dealing	9 November 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number (%)	Short Number (%)
(1) Relevant securities	23,716,937(3.162%)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	23,716,937(3.162%)	Nil

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities	1,800	(0.003%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,800	(0.003%)		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

Sale	9,151	£4.346

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	10 November 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Prudential plc
Released	11:33 10-Nov-05
Number	9391T

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Prudential plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 5p
Date of dealing	9 November 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number (%)	Short Number (%)
(1) Relevant securities	52,412,382(2.209%)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	52,412,382(2.209%)	Nil

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number (%)	Short Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	Nil	Nil

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

Sale	21,300	£5.047
Sale	10,100	£5.056

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	10 November 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- O2 plc
Released	12:02 10-Nov-05
Number	9449T


RECEIVED
DEC 19 2005
213
SEC MAIL PROCESSING SECTION
WASH. D.C.

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	O2 plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 0.1p
Date of dealing	8 November 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number (%)	Short Number (%)
(1) Relevant securities	110,836,542(1.264%)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	110,836,542(1.264%)Nil	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number (%)	Short Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	Nil	Nil

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

Sale	60,788	£1.966

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	10 November 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- O2 plc
Released	12:03 10-Nov-05
Number	9451T



PROCESSING
SECTION
DEC 2005
WASH, D.C.
213

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	O2 plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 0.1p
Date of dealing	9 November 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number (%)	Short Number (%)
(1) Relevant securities	99,426,578(1.134%)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	99,426,578(1.134%)	Nil

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number (%)	Short Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	Nil	Nil

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

Sale	11,409,966	£1.955

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	10 November 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	09:34 11-Nov-05
Number	9961T

HBOS PLC (the 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

Halifax Sharesave Scheme
(the "Scheme")

The Company yesterday received notification that Ordinary 25p Shares in the Company have been transferred from the HBOS Qualifying Employee Share Ownership Trust (the 'QUEST') to certain participants of the Scheme as follows:-

Plan	No. of Shares	Date
Halifax Sharesave Scheme	1,317	10/11/2005

The Executive Directors remain potential beneficiaries and so interested, along with other participants, 5,065,248 shares still held by the QUEST.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- O2 plc
Released	11:48 11-Nov-05
Number	0094U

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	O2 plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 0.1p
Date of dealing	10 November 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	99,381,531(1.134%)			
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	99,381,531(1.134%)Nil			

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	Nil		Nil	

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

Transfer in	5,570	N/A
Sale	50,618	£1.955

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	11 November 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Prudential plc
Released	11:49 11-Nov-05
Number	0099U


SEC MAIL PROCESSING
RECEIVED
DEC 13 2005
WASH, DC
213
SECTION

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Prudential plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 5p
Date of dealing	10 November 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number (%)	Short Number (%)
(1) Relevant securities	52,414,270(2.196%)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	52,414,270(2.196%)	Nil

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number (%)	Short Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	Nil	Nil

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

Transfer in	1,888	N/A

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	11 November 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- P&O
Released	11:46 11-Nov-05
Number	0091U

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	The Peninsular & Oriental Steam Navigation Company plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Deferred Stock of £1 each
Date of dealing	10 November 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	23,720,737(3.161%)			
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	23,720,737(3.161%)Nil			

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security: 5.5% RED NON-CUM PFD £1	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	1,800	(0.003%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,800	(0.003%)		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

Purchase	3,800	£4.339

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	11 November 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Prudential plc
Released	11:22 14-Nov-05
Number	0771U


SEC MAIL PROCESSING
RECEIVED
DEC 2005
WASH. D.C.
213
SECTION

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Prudential plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 5p
Date of dealing	11 November 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number (%)	Short Number (%)
(1) Relevant securities	52,412,520(2.196%)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	52,412,520(2.196%)Nil	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number (%)	Short Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	Nil	Nil

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	**Number of securities**	**Price per unit (Note 5)**

Transfer out	1,750	N/A

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	14 November 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Prudential plc
Released	11:53 15-Nov-05
Number	1501U

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Prudential plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 5p
Date of dealing	14 November 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	52,411,141(2.196%)			
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	52,411,141(2.196%)Nil			

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	Nil		Nil	

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	**Number of securities**	**Price per unit (Note 5)**

Purchase	3,661	£5.105
Purchase	9,063	£5.090
Transfer in	658	N/A
Sale	14,763	£5.110

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	15 November 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- P&O
Released	11:55 15-Nov-05
Number	1506U



SEC MAIL PROCESSING
RECEIVED
2005
WASH, D.C.
213
SECTION

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	The Peninsular & Oriental Steam Navigation Company plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Deferred Stock of £1 each
Date of dealing	14 November 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number (%)	Short Number (%)
(1) Relevant securities	23,725,916(3.162%)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	23,725,916(3.162%)Nil	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security: 5.5% RED NON-CUM PFD £1	Long Number	(%)	Short Number	(%)
(1) Relevant securities	1,800	(0.003%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,800	(0.003%)		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

Purchase	1,490	£4.458
Purchase	3,689	£4.448

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	15 November 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- BPB plc
Released	11:57 15-Nov-05
Number	1511U



FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	BPB plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 50p
Date of dealing	14 November 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	22,709,679(4.520%)			
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total ,	22,709,679(4.520%)Nil			

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	Nil		Nil	

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

Purchase	1,723	£7.440
Purchase	4,266	£7.420

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	15 November 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- O2 plc
Released	11:58 15-Nov-05
Number	1515U



PROCESSING
RECEIVED
DEC 9 2005
SECTION
213



FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	O2 plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 0.1p
Date of dealing	14 November 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number (%)	Short Number (%)
(1) Relevant securities	99,395,436(1.134%)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	99,395,436(1.134%)	Nil

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number (%)	Short Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	Nil	Nil

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

Purchase	13,160	£1.958
Transfer in	743	N/A

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	15 November 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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SEC MAIL PROCESSING SECTION
RECEIVED
DEC 19 2005
WASH, D.C.
213

Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	16:05 15-Nov-05
Number	1782U

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

HBOS plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of *person discharging managerial responsibilities/director*

(a) Harry Baines

(b) Shane O'Riordain

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

Persons referred to in 3. above

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Persons referred to in 3. above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

N/A

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

N/A

8 State the nature of the transaction

N/A

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

N/A

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

N/A

14. Date and place of transaction

N/A

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

N/A

16. Date issuer informed of transaction

14 November 2005

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

10 November 2005

18. Period during which or date on which it can be exercised

30 June 2008

19. Total amount paid (if any) for grant of the option

Nil

20. Description of *shares* or debentures involved (*class* and number)

The individuals in 3. above have been granted contingent awards of shares (Retention Awards) under the HBOS plc Long Term Executive Bonus Plan (the 'Plan') as follows:

(a) 30,000 Ordinary Shares of 25p each

(b) 30,000 Ordinary Shares of 25p each

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A -Shares acquired under the Plan are acquired free of charge but subject to conditions as defined in the Rules of the Plan

22. Total number of *shares* or debentures over which options held following notification

(a) 93,231

(b) 82,694

23. Any additional information

N/A

24. Name of contact and telephone number for queries

0131 243 8671

Name and signature of duly authorised officer of *issuer* responsible for making notification

Kenny Melville, Assistant Company Secretary

Date of notification

14 November 2005

END
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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- O2 plc
Released	12:48 16-Nov-05
Number	2301U

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	O2 plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 0.1p
Date of dealing	15 November 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number (%)	**Short** Number (%)
(1) Relevant securities	99,244,924(1.132%)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	99,244,924(1.132%)Nil	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long** Number (%)	**Short** Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	Nil	Nil

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

Sale	150,513	£1.958

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	16 November 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- P&O
Released	13:47 16-Nov-05
Number	2342U

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	The Peninsular & Oriental Steam Navigation Company plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Deferred Stock of £1 each
Date of dealing	15 November 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number (%)	Short Number (%)
(1) Relevant securities	23,708,833(3.160%)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	23,708,833(3.160%)	Nil

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security: 5.5% RED NON-CUM PFD £1	Long Number	(%)	Short Number	(%)
(1) Relevant securities	1,800	(0.003%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,800	(0.003%)		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale Number of securities Price per unit (Note 5)

Transfer out	6,500	N/A
Sale	10,584	£4.425

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	16 November 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Prudential plc
Released	13:48 16-Nov-05
Number	2344U

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Prudential plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 5p
Date of dealing	15 November 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number (%)	Short Number (%)
(1) Relevant securities	52,382,504(2.195%)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	52,382,504(2.195%)Nil	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number (%)	Short Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	Nil	Nil

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Transfer out	4,001	N/A
Sale	24,636	£5.070

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	16 November 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 17-Nov-05
Number	2525U

RNS Number:2525U
HBOS PLC
17 November 2005

HBOS plc

HBOS plc announces that on 16 November 2005 it purchased 2,000,000 of its ordinary shares at a price of 887.275 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 6,271,000 of its ordinary shares in Treasury and has a total of 3,848,687,628 ordinary shares (excluding shares held in Treasury) in issue.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- SkyePharma plc
Released	12:10 17-Nov-05
Number	2895U

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	SkyePharma plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 10p
Date of dealing	16 November 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number (%)	Short Number (%)
(1) Relevant securities	74,246,021(9.850%)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	74,246,021(9.850%)	Nil

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number (%)	Short Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	Nil	Nil

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

Transfer out	67,270	N/A

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	17 November 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- O2 plc
Released	12:11 17-Nov-05
Number	2900U

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	O2 plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 0.1p
Date of dealing	16 November 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	99,193,886(1.132%)			
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	99,193,886(1.132%)Nil			

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	Nil		Nil	

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Transfer out	80,018	N/A
Purchase	28,977	£1.958

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	17 November 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- BPB plc
Released	12:13 17-Nov-05
Number	2910U


PROCESSING
RECEIVED
DEC 19 2005
SECTION
213

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	BPB plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 50p
Date of dealing	16 November 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	22,693,086(4.517%)			
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	22,693,086(4.517%)Nil			

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	Nil		Nil	

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase	9,429	£7.415
Transfer out	26,023	N/A

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	17 November 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- P&O
Released	12:14 17-Nov-05
Number	2914U

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	The Peninsular & Oriental Steam Navigation Company plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Deferred Stock of £1 each
Date of dealing	16 November 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	23,694,411	(3.158%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	23,694,411	(3.158%)	Nil	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security: 5.5% RED NON-CUM PFD £1	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	1,800	(0.003%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,800	(0.003%)		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Transfer out	22,576	N/A
Purchase	8,154	£4.378

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	17 November 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Prudential plc
Released	12:15 17-Nov-05
Number	2917U

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Prudential plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 5p
Date of dealing	16 November 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number (%)	Short Number (%)
(1) Relevant securities	52,349,916(2.193%)	
(2) Derivatives (other than options)		-
(3) Options and agreements to purchase/sell		
Total	52,349,916(2.193%)Nil	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number (%)	Short Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	Nil	Nil

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Transfer out	52,550	N/A
Purchase	20,031	£5.072
Sale	69	£5.075

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	17 November 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	13:18 17-Nov-05
Number	2985U

HBOS PLC (the 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

Halifax Sharesave Scheme
HBOS Sharesave Plan

(the "Plans")

The Company yesterday received notification that Ordinary 25p Shares in the Company have been transferred from the HBOS Qualifying Employee Share Ownership Trust (the 'QUEST') to certain participants of the Plans as follows:-

Plan	No. of Shares	Date
Halifax Sharesave Scheme	82,718	16/11/2005
HBOS Sharesave Plan	5,729	16/11/2005

The Executive Directors remain potential beneficiaries and so interested, along with other participants, in 4,976,801 shares still held by the QUEST.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Kingston Comm(Hull)
Released	12:01 18-Nov-05
Number	3544U

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Kingston Communications (Hull) plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 10p
Date of dealing	17 November 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	14,177,217(2.755%)			
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	14,177,217(2.755%)Nil			

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

Sale	600	£0.695

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	18 November 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

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SEC MAIL PROCESSING
RECEIVED
DEC 19 2005
WASH. D.C. 213 SECTION



Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- O2 plc
Released	12:01 18-Nov-05
Number	3556U

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	O2 plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 0.1p
Date of dealing	17 November 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number (%)	Short Number (%)
(1) Relevant securities	99,190,744(1.131%)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	99,190,744(1.131%)Nil	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number (%)	Short Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	Nil	Nil

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale Number of securities Price per unit (Note 5)

Sale	3,143	£1.957

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	18 November 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- BPB plc
Released	12:01 18-Nov-05
Number	3553U

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	BPB plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 50p
Date of dealing	16 November 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number (%)	Short Number (%)
(1) Relevant securities	12,959,138(2.579%)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	12,959,138(2.579%)	Nil

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number (%)	Short Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	Nil	Nil

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

Sale	9,654,262	£7.693
Sale	11,687	£7.692
Sale	68,000	£7.700

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	18 November 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Prudential plc
Released	12:03 18-Nov-05
Number	3559U



SEC MAIL PROCESSING
RECEIVED
DEC 9 2005
SECTION
213

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Prudential plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 5p
Date of dealing	17 November 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number (%)	Short Number (%)
(1) Relevant securities	52,348,138(2.193%)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	52,348,138(2.193%)	Nil

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number (%)	Short Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	Nil	Nil

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

Sale	1,779	£5.100

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	18 November 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- P&O
Released	12:05 18-Nov-05
Number	3563U


SEC MAIL
RECEIVED
PROCESSING
DEC 19 2005
SECTION
213

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	The Peninsular & Oriental Steam Navigation Company plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Deferred Stock of £1 each
Date of dealing	17 November 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	23,693,518(3.157%)			
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	23,693,518(3.157%)Nil			

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security: 5.5% RED NON-CUM PFD £1	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	1,800	(0.003%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,800	(0.003%)		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

Sale	893	£4.398

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	18 November 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- SkyePharma plc
Released	12:06 18-Nov-05
Number	3566U

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	SkyePharma plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 10p
Date of dealing	17 November 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number (%)	Short Number (%)
(1) Relevant securities	74,242,061(9.850%)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	74,242,061(9.850%)	Nil

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:

	Long Number (%)	Short Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	Nil	Nil

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	**Number of securities**	**Price per unit (Note 5)**

Sale	3,960	£0.510

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. *If none, this should be stated.*

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	18 November 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	16:21 18-Nov-05
Number	3849U

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

HBOS plc Employee Trust Limited (the 'Trustee')

On 17 November 2005, the Company received notification that, on 16 November 2005, 265 ordinary shares of 25p each were released by the Trustee.

The Executive Directors remain beneficiaries and so interested, along with other participants, in 276,879 still held by the Trustee, and had no role in making any decision regarding this transaction.

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 21-Nov-05
Number	3876U

RNS Number:3876U
HBOS PLC
21 November 2005

HBOS plc

HBOS plc announces that on 18 November 2005 it purchased 1,000,000 of its ordinary shares at a price of 887.875 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 7,271,000 of its ordinary shares in Treasury and has a total of 3,847,879,741 ordinary shares (excluding shares held in Treasury) in issue.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- BPB plc
Released	11:59 21-Nov-05
Number	4212U

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	BPB plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 50p
Date of dealing	18 November 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number (%)	Short Number (%)
(1) Relevant securities	12,405,861(2.469%)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	12,405,861(2.469%)	Nil

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number (%)	Short Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	Nil	Nil

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

Sale	460,277	£7.695
Sale	93,000	£7.690

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	21 November 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- P&O
Released	12:00 21-Nov-05
Number	4217U

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	The Peninsular & Oriental Steam Navigation Company plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Deferred Stock of £1 each
Date of dealing	18 November 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	23,655,832(3.152%)			
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	23,655,832(3.152%)Nil			

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security: 5.5% RED NON-CUM PFD £1	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	1,800	(0.003%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,800	(0.003%)		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase	10,432	£4.457
Sale	48,118	£4.440

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	21 November 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Prudential plc
Released	12:01 21-Nov-05
Number	4221U

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Prudential plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 5p
Date of dealing	18 November 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number (%)	Short Number (%)
(1) Relevant securities	52,290,060(2.191%)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	52,290,060(2.191%)	Nil

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number (%)	Short Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	Nil	Nil

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

Purchase	25,627	£5.200
Sale	83,705	£5.120

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	21 November 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- SkyePharma plc
Released	12:02 21-Nov-05
Number	4223U

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	SkyePharma plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 10p
Date of dealing	18 November 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number (%)	Short Number (%)
(1) Relevant securities	74,161,003(9.839%)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	74,161,003(9.839%)Nil	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number (%)	Short Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	Nil	Nil

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

Purchase	22,588	£0.515
Sale	103,646	£0.510

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	21 November 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

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SEC MAIL PROCESSING SECTION
RECEIVED
DEC 19 2005
WASH, D.C.
213



Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- O2 plc
Released	12:03 21-Nov-05
Number	4225U

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	O2 plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 0.1p
Date of dealing	18 November 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number (%)	Short Number (%)
(1) Relevant securities	98,931,370(1.129%)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	98,931,370(1.129%)	Nil

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number (%)	Short Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	Nil	Nil

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

Purchase	37,071	£1.960
Sale	296,446	£1.958

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	21 November 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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SEC MAIL
RECEIVED
PROCESSING
DEC 19 2005
WASH, D.C.
213
SECTION



Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- O2 plc
Released	11:50 22-Nov-05
Number	4915U

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	O2 plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 0.1p
Date of dealing	21 November 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number (%)	Short Number (%)
(1) Relevant securities	98,936,629(1.129%)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	98,936,629(1.129%)	Nil

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number (%)	Short Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	Nil	Nil

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

Purchase	5,256	£1.963

(b) **Derivatives transactions (other than options)**

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) **Options transactions in respect of existing securities**

(i) **Writing, selling, purchasing or varying**

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) **Exercising**

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) **Other dealings (including new securities)** (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	22 November 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Prudential plc
Released	11:51 22-Nov-05
Number	4918U

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Prudential plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 5p
Date of dealing	21 November 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	52,293,693(2.191%)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	52,293,693(2.191%)	Nil

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	Nil	Nil

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

Purchase	3,633	£5.280

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	22 November 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- P&O
Released	11:53 22-Nov-05
Number	4923U


SEC MAIL
PROCESSING
RECEIVED
DEC 1 9 2005
WASH, D.C.
213
SECTION

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	The Peninsular & Oriental Steam Navigation Company plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Deferred Stock of £1 each
Date of dealing	21 November 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	23,657,311(3.152%)			
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	23,657,311(3.152%)Nil			

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security: 5.5% RED NON-CUM PFD £1	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	1,800	(0.003%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,800	(0.003%)		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase	1,479	£4.450

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	22 November 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- SkyePharma plc
Released	11:55 22-Nov-05
Number	4928U


PROCESSING
DEC 19 2005
SECTION

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	SkyePharma plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 10p
Date of dealing	21 November 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number (%)	Short Number (%)
(1) Relevant securities	74,164,207(9.839%)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	74,164,207(9.839%)Nil	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number (%)	Short Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	Nil	Nil

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase	3,203	£0.520

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	22 November 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 23-Nov-05
Number	5221U

RNS Number:5221U
HBOS PLC
23 November 2005

HBOS plc

HBOS plc announces that on 22 November 2005 it purchased 650,000 of its ordinary shares at a price of 890 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 7,921,000 of its ordinary shares in Treasury and has a total of 3,847,277,804 ordinary shares (excluding shares held in Treasury) in issue.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- O2 plc
Released	11:27 23-Nov-05
Number	5509U

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	O2 plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 0.1p
Date of dealing	22 November 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number (%)	Short Number (%)
(1) Relevant securities	97,821,421(1.116%)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	97,821,421(1.116%)	Nil

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number (%)	Short Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	Nil	Nil

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Sale	1,115,209	£1.963

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	23 November 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Prudential plc
Released	11:31 23-Nov-05
Number	5514U


SEC MAIL PROCESSING
RECEIVED
DEC 19 2005
WASH. D.C.
213
SECTION

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Prudential plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 5p
Date of dealing	22 November 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	52,290,694(2.191%)			
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	52,290,694(2.191%)Nil			

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	Nil		Nil	

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Sale	3,000	£5.265

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	23 November 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- SkyePharma
Released	11:34 23-Nov-05
Number	5520U


SEC MAIL RECEIVED PROCESSING
DEC 1 9 2005
WASH. D.C. 213 SECTION

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	SkyePharma plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 10p
Date of dealing	22 November 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	74,057,207(9.825%)			
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	74,057,207(9.825%)Nil			

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	Nil		Nil	

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Sale	107,000	£0.512

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	23 November 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- BPB plc
Released	11:35 23-Nov-05
Number	5522U

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	BPB plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 50p
Date of dealing	22 November 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number (%)	Short Number (%)
(1) Relevant securities	12,403,240(2.468%)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	12,403,240(2.468%)Nil	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number (%)	Short Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	Nil	Nil

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Sale	2,624	£7.695

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	23 November 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	13:23 23-Nov-05
Number	5669U

HBOS PLC (the 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

Halifax Sharesave Scheme
HBOS Sharesave Plan

(the "Plans")

The Company yesterday received notification that Ordinary 25p Shares in the Company have been transferred from the HBOS Qualifying Employee Share Ownership Trust (the 'QUEST') to certain participants of the Plans as follows:-

Plan	No. of Shares	Date
Halifax Sharesave Scheme	53,910	23/11/2005
HBOS Sharesave Plan	8,006	23/11/2005

The Executive Directors remain potential beneficiaries and so interested, along with other participants, in 4,914,885 shares still held by the QUEST.

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Company	HBOS Treasury Services PLC
TIDM	64HJ
Headline	Publication of Final Terms
Released	14:20 24-Nov-05
Number	6421U

Publication of Final Terms by HBOS Treasury Services plc

The Prospectus in relation to the HBOS plc Programme for the Issuance of Debt Instruments dated 15th August 2005 ("the Programme"), was published on 19 August 2005 (Regulatory Announcement number 3076Q).

The Prospectus constitutes the base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC ("Prospectus Directive")).

HBOS Treasury Services plc, as an Issuer on the Programme, guaranteed by HBOS plc and The Governor and Company of the Bank of Scotland, has issued certain Instruments under the Programme.

The following documents constitute the Final Terms of the Instruments described therein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of the Final Terms and the Prospectus.

To view the Final Terms in full, please paste the following URL into the address bar of your browser.

EUR 20,000,000 CMS Linked Range Accrual Notes due 9 November 2017, ISIN No. XS0234220696
http://www.rns-pdf.londonstockexchange.com/rns/6421u_-2005-11-24.pdf

For further information, please contact

HBOS Treasury Services plc
33 Old Broad Street
London EC2N 1HZ
Tel: +44 (020) 7574 8000
Fax: +44(020) 7574 8133
Attention: Legal Department

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus and Final Terms may be

addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and Final Terms is not addressed. The Prospectus and Final Terms are not intended for use in the United States and are not addressed to or targeted at U.S persons and should not be relied upon by any U.S. persons. Prior to relying on the information contained in the Prospectus and Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 24-Nov-05
Number	5878U

RNS Number:5878U
HBOS PLC
24 November 2005

HBOS plc

HBOS plc announces that on 23 November 2005 it purchased 650,000 of its ordinary shares at a price of 893.2692 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 8,571,000 of its ordinary shares in Treasury and has a total of 3,846,642,314 ordinary shares (excluding shares held in Treasury) in issue.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	11:22 24-Nov-05
Number	6219U

HBOS PLC (the 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

Bank of Scotland Save As You Earn ("SAYE")

The Company has today received notification that 2,749 Ordinary 25p Shares in the Company have been transferred from the HBOS Qualifying Employee Share Ownership Trust (the 'QUEST') to certain participants of the SAYE.

The Executive Directors remain potential beneficiaries and so interested, along with other participants, in 4,912,136 shares still held by the QUEST.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- O2 plc
Released	11:48 24-Nov-05
Number	6253U

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	O2 plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 0.1p
Date of dealing	23 November 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number (%)	Short Number (%)
(1) Relevant securities	97,842,390(1.116%)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	97,842,390(1.116%)	Nil

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number (%)	Short Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	Nil	Nil

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase	20,969	£1.960

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	24 November 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- BPB plc
Released	11:50 24-Nov-05
Number	6260U

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	BPB plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 50p
Date of dealing	23 November 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number (%)	Short Number (%)
(1) Relevant securities	8,094,676(1.611%)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	8,094,676(1.611%)Nil	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number (%)	Short Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	Nil	Nil

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Sale	4,308,564	£7.700

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	24 November 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- P&O
Released	11:51 24-Nov-05
Number	6255U

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	The Peninsular & Oriental Steam Navigation Company plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Deferred Stock of £1 each
Date of dealing	23 November 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number (%)	Short Number (%)
(1) Relevant securities	23,663,212(3.152%)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	23,663,212(3.152%)	Nil

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security: 5.5% RED NON-CUM PFD £1	Long Number	(%)	Short Number	(%)
(1) Relevant securities	1,800	(0.003%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,800	(0.003%)		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase	5,901	£4.330

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	24 November 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- SkyePharma plc
Released	11:51 24-Nov-05
Number	6262U

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	SkyePharma plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 10p
Date of dealing	23 November 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number (%)	Short Number (%)
(1) Relevant securities	73,557,208(9.759%)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	73,557,208(9.759%)	Nil

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number (%)	Short Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	Nil	Nil

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Sale	500,000	£0.578

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	24 November 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Prudential plc
Released	11:53 24-Nov-05
Number	6263U

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Prudential plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 5p
Date of dealing	23 November 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	52,305,190(2.191%)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	52,305,190(2.191%)	Nil

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	Nil	Nil

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

Purchase	14,496	£5.345

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	24 November 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 25-Nov-05
Number	6577U

RNS Number:6577U
HBOS PLC
25 November 2005

HBOS plc

HBOS plc announces that on 24 November 2005 it purchased 3,550,000 of its ordinary shares at a price of 883.3071 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 12,121,000 of its ordinary shares in Treasury and has a total of 3,843,109,260 ordinary shares (excluding shares held in Treasury) in issue.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- O2 plc
Released	11:48 25-Nov-05
Number	6905U

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	O2 plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 0.1p
Date of dealing	24 November 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	97,833,291(1.116%)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	97,833,291(1.116%)Nil	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	Nil	Nil

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Sale	9,100	£1.955

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	25 November 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- P&O
Released	11:51 25-Nov-05
Number	6909U

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	The Peninsular & Oriental Steam Navigation Company plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Deferred Stock of £1 each
Date of dealing	24 November 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	23,677,914(3.154%)			
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	23,677,914(3.154%)Nil			

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security: 5.5% RED NON-CUM PFD £1	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	1,800	(0.003%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,800	(0.003%)		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase	14,702	£4.332

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	25 November 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Prudential plc
Released	11:53 25-Nov-05
Number	6911U


SEC MAIL PROCESSING
RECEIVED
DEC 1 9 2005
WASH. D.C. 213 SECTION

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Prudential plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 5p
Date of dealing	24 November 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number (%)	Short Number (%)
(1) Relevant securities	52,350,867(2.193%)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	52,350,867(2.193%)Nil	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number (%)	Short Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	Nil	Nil

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

Purchase	45,677	£5.294

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	25 November 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Parkdean Holidays
Released	11:56 25-Nov-05
Number	6914U

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Parkdean Holidays plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 20p
Date of dealing	24 November 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number (%)	Short Number (%)
(1) Relevant securities	2,423,110(4.845%)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	2,423,110(4.845%)Nil	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number (%)	Short Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	Nil	Nil

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

Purchase	25,000	£2.300

(b) **Derivatives transactions (other than options)**

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) **Options transactions in respect of existing securities**
(i) **Writing, selling, purchasing or varying**

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) **Exercising**

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) **Other dealings (including new securities)** (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	25 November 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 28-Nov-05
Number	7177U

RNS Number:7177U
HBOS PLC
28 November 2005

HBOS plc

HBOS plc announces that on 25 November 2005 it purchased 2,750,000 of its ordinary shares at a price of 884.902 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 14,871,000 of its ordinary shares in Treasury and has a total of 3,840,400,672 ordinary shares (excluding shares held in Treasury) in issue.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Prudential plc
Released	11:19 28-Nov-05
Number	7506U

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Prudential plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 5p
Date of dealing	25 November 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	52,356,313(2.194%)			
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	52,356,313(2.194%)Nil			

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	Nil		Nil	

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase	5,446	£5.300

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	28 November 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- O2 plc
Released	11:22 28-Nov-05
Number	7509U


RECEIVED
DEC 1 3 2005
PROCESSING SECTION
SEC MAIL
WASH. D.C.
213

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	O2 plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 0.1p
Date of dealing	25 November 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number (%)	Short Number (%)
(1) Relevant securities	97,841,170(1.116%)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	97,841,170(1.116%)	Nil

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number (%)	Short Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	Nil	Nil

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase	7,878	£1.960

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	28 November 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Parkdean Holidays
Released	11:22 28-Nov-05
Number	7514U

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Parkdean Holidays plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 20p
Date of dealing	25 November 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	2,448,110(4.895%)			
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	2,448,110(4.895%)		Nil	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	Nil		Nil	

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase	25,000	£2.320

(b) **Derivatives transactions (other than options)**

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) **Options transactions in respect of existing securities**
(i) **Writing, selling, purchasing or varying**

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) **Exercising**

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) **Other dealings (including new securities)** (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	28 November 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- P&O
Released	11:24 28-Nov-05
Number	7517U


SEC MAIL
PROCESSING
RECEIVED
DEC 1 9 2005
WASH, D.C.
213
SECTION

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	The Peninsular & Oriental Steam Navigation Company plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Deferred Stock of £1 each
Date of dealing	25 November 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	23,680,131(3.154%)			
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	23,680,131(3.154%)Nil			

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security: 5.5% RED NON-CUM PFD £1	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	1,800	(0.003%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,800	(0.003%)		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase	2,217	£4.398

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	28 November 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Regulatory Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 29-Nov-05
Number	7916U

RNS Number:7916U
HBOS PLC
29 November 2005

HBOS plc

HBOS plc announces that on 28 November 2005 it purchased 1,000,000 of its ordinary shares at a price of 884.773 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 15,871,000 of its ordinary shares in Treasury and has a total of 3,839,419,912 ordinary shares (excluding shares held in Treasury) in issue.

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- P&O
Released	11:31 29-Nov-05
Number	8264U





FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	The Peninsular & Oriental Steam Navigation Company plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Deferred Stock of £1 each
Date of dealing	28 November 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	23,686,754	(3.155%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	23,686,754	(3.155%)	Nil	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security: 5.5% RED NON-CUM PFD £1	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	1,800	(0.003%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,800	(0.003%)		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

Purchase	6,622	£4.347

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	29 November 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Parkean Holidays
Released	11:32 29-Nov-05
Number	8268U


SEC MAIL
RECEIVED
PROCESSING
DEC 1 9 2005
WASH. DC
213
SECTION

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Parkdean Holidays plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 20p
Date of dealing	28 November 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number (%)	Short Number (%)
(1) Relevant securities	2,498,110(4.995%)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	2,498,110(4.995%)	Nil

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number (%)	Short Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	Nil	Nil

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

Purchase	50,000	£2.335

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	29 November 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Prudential plc
Released	11:34 29-Nov-05
Number	8269U

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Prudential plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 5p
Date of dealing	28 November 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	52,367,360(2.194%)			
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	52,367,360(2.194%)Nil			

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	Nil		Nil	

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

Purchase	16,269	£5.339
Sale	4,260	£5.38
Sale	962	£5.3314

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	*Number of securities*	*Exercise price per unit (Note 5)*

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	29 November 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- O2 plc
Released	11:35 29-Nov-05
Number	8272U

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	O2 plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 0.1p
Date of dealing	28 November 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	97,864,705(1.116%)			
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	97,864,705(1.116%)Nil			

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	Nil		Nil	

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

Purchase	23,534	£1.963

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	29 November 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

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Company	HBOS PLC
TIDM	HBOS
Headline	Cancellation: Treasury Shares
Released	13:33 29-Nov-05
Number	8397U

Cancellation of Ordinary Shares held in Treasury

HBOS plc announces that on 29 November 2005, 10,000,000 of its ordinary shares held in Treasury have been cancelled.

Following the cancellation, HBOS plc holds 5,871,000 of its ordinary shares in Treasury and has a total of 3,839,425,851 ordinary shares (excluding shares held in Treasury) in issue.

This brings the total number of ordinary shares cancelled in the current buyback programme to 100,000,000.

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	14:31 29-Nov-05
Number	8451U

HBOS PLC (the 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

Bank of Scotland Save As You Earn ("SAYE")

The Company has today received notification that 4,472 Ordinary 25p Shares in the Company have been transferred from the HBOS Qualifying Employee Share Ownership Trust (the 'QUEST') to certain participants of the SAYE.

The Executive Directors remain potential beneficiaries and so interested, along with other participants, in 4,907,664 shares still held by the QUEST.

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 30-Nov-05
Number	8658U

RNS Number:8658U
HBOS PLC
30 November 2005

HBOS plc

HBOS plc announces that on 29 November 2005 it purchased 1,000,000 of its ordinary shares at a price of 879.2275 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 6,871,000 of its ordinary shares in Treasury and has a total of 3,838,425,851 ordinary shares (excluding shares held in Treasury) in issue.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Parkdean Holidays
Released	11:52 30-Nov-05
Number	9042U

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Parkdean Holidays plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 20p
Date of dealing	29 November 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number (%)	Short Number (%)
(1) Relevant securities	2,498,972(4.997%)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	2,498,972(4.997%)	Nil

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number (%)	Short Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	Nil	Nil

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

Purchase	862	£2.340

(b) **Derivatives transactions (other than options)**

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) **Options transactions in respect of existing securities**
(i) **Writing, selling, purchasing or varying**

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) **Exercising**

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) **Other dealings (including new securities)** (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	30 November 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

Regulatory Announcement

Go to market news section

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Prudential plc
Released	11:55 30-Nov-05
Number	9049U

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Prudential plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 5p
Date of dealing	29 November 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number (%)	Short Number (%)
(1) Relevant securities	52,374,631(2.194%)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	52,374,631(2.194%)	Nil

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number (%)	Short Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	Nil	Nil

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

Purchase	7,270	£5.380

(b) **Derivatives transactions (other than options)**

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) **Options transactions in respect of existing securities**

(i) **Writing, selling, purchasing or varying**

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) **Exercising**

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) **Other dealings (including new securities)** (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	30 November 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

Regulatory Announcement

Go to market news section

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- O2 plc
Released	11:57 30-Nov-05
Number	9052U

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	O2 plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 0.1p
Date of dealing	29 November 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number (%)	Short Number (%)
(1) Relevant securities	97,864,156(1.116%)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	97,864,156(1.116%)	Nil

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number (%)	Short Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	Nil	Nil

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

Transfer out	550	N/A

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	30 November 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

Regulatory Announcement

Go to market news section

Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	14:16 30-Nov-05
Number	9222U

HBOS PLC (the 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

Halifax Sharesave Scheme
HBOS Sharesave Plan

(the "Plans")

The Company has today received notification that Ordinary 25p Shares in the Company have been transferred from the HBOS Qualifying Employee Share Ownership Trust (the 'QUEST') to certain participants of the Plans as follows:-

Plan	No. of Shares	Date
Halifax Sharesave Scheme	16,250	30/11/2005
HBOS Sharesave Plan	2,721	30/11/2005

The Executive Directors remain potential beneficiaries and so interested, along with other participants, in 4,888,693 shares still held by the QUEST.

END

Close



Companies House

— for the record —

CHWP000

169A(2)

Return by a public company cancelling or selling or transferring shares from treasury

Pursuant to section 169A(2) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For Inland Revenue use only.

Company Number SC218813

Company Name in full HBOS plc

TREASURY SHARES CANCELLED:

(Stamp Duty of £5 is payable if this return shows that treasury shares have been cancelled)

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares cancelled	10,000,000		
Nominal value of each share	25p		
Date(s) shares were cancelled	17/10/2005		

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were cancelled or sold or transferred. Any shares sold or transferred from treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

TREASURY SHARES SOLD OR TRANSFERRED*:

*Shares may only be transferred (as opposed to sold) from treasury for the purposes of, or pursuant to, an employees' share scheme

Class of shares *(ordinary or preference etc)*			
Number of shares sold or transferred			
Nominal value of each share			
Date(s) shares were sold or transferred			

2 x £5

**Delete as appropriate

Signed [signature] **Date** 17/10/5

(**~~a director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department

HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:


Companies House
for the record

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly in black type or bold block lettering

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	2,250,000		
Date(s) shares delivered to the company	18/10/2005		

For each share:

Nominal value	25p		
Maximum price paid	835.2971p		
Minimum price paid			

The aggregate amount paid by the company for the shares to which this return relates was: £ 18,794,184.75

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 93,975.00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

TR (Po)/ G 23/11

**Delete as appropriate

Signed [signature] Date 18/10/05

(**a director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or



Companies House
for the record

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only

Please complete legibly in black type or bold block lettering

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares (*ordinary or preference etc*)	Ordinary		
Number of shares	1,000,000		
Date(s) shares delivered to the company	19/10/2005		

For each share:

Nominal value	25p		
Maximum price paid	835.662p		
Minimum price paid			

The aggregate amount paid by the company for the shares to which this return relates was: £ 8,356,620.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 41,785.00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company
Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares (*ordinary or preference etc*)			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

TR (los) 6 23/4

**Delete as appropriate

Signed [signature] **Date** 19/10/05

(**a ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff


Companies House
for the record

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For Inland Revenue use only.

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	1,000,000		
Date(s) shares delivered to the company	20/10/2005		
For each share: Nominal value	25p		
Maximum price paid	831.5886p		
Minimum price paid			

The aggregate amount paid by the company for the shares to which this return relates was: £ 8,315,886.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 41,580.00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company.
Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

TR
(P01)
G
23/4

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] Date 1/11/5

(**a ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff


Companies House
for the record

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Please complete legibly in black type or bold block lettering

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Company Number SC218813

Company Name in full HBOS plc

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	1,500,000		
Date(s) shares delivered to the company	24/10/2005		
For each share: Nominal value	25p		
Maximum price paid	822.9699p		
Minimum price paid			

The aggregate amount paid by the company for the shares to which this return relates was: £ 12,344,548.50

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 61,725.00

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] Date 1/11/5

(**a ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff


Companies House
for the record

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only

Please complete legibly in black type or bold block lettering

Company Number SC218813

Company Name in full HBOS plc

Note This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	500,000		
Date(s) shares delivered to the company	25/10/2005		
For each share:			
Nominal value	25p		
Maximum price paid	829.7588p		
Minimum price paid			

The aggregate amount paid by the company for the shares to which this return relates was: £ 4,148,794.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5 £ 20,745.00

TR (Po1) 23/11

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] Date 1/11/5

(**a ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff



169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly in black type or bold block lettering

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	1,000,000		
Date(s) shares delivered to the company	26/10/2005		

For each share:

Nominal value	25p		
Maximum price paid	829.0672p		
Minimum price paid			

The aggregate amount paid by the company for the shares to which this return relates was: £ 8,290,672.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 41,455.00

TR (Pos) G 23/11

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 1/11/5

(**a ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department

HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or


Companies House
for the record

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly in black type or bold block lettering

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares (ordinary or preference etc)	Ordinary		
Number of shares	800,000		
Date(s) shares delivered to the company	27/10/2005		
For each share: Nominal value	25p		
Maximum price paid	833.0877p		
Minimum price paid			

The aggregate amount paid by the company for the shares to which this return relates was: £ 6,664,701.60

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 33,325.00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company.
Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares (ordinary or preference etc)			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 1/11/5

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB


Companies House
for the record

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985



Please do not write in the space below. For Inland Revenue use only.

Please complete legibly in black type or bold block lettering

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares (*ordinary or preference etc*)	Ordinary		
Number of shares	500,000		
Date(s) shares delivered to the company	28/10/2005		
For each share: Nominal value	25p		
Maximum price paid	839.6259p		
Minimum price paid			

The aggregate amount paid by the company for the shares to which this return relates was: £ 4,198,129.50

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 20,995.00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares (*ordinary or preference etc*)			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

TR (P01) B 23/11

**Delete as appropriate

Signed [signature] Date 1/11/5

(**a director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB


Companies House
for the record

Please complete in typescript, or in bold black capitals.

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	29	09	2005			

Class of shares (ordinary or preference etc)	A Preference	B Preference	
Number allotted	750,000	750,000	
Nominal value of each share	US$1.00	US$1.00	
Amount (if any) paid or due on each share (including any share premium)	US$1,000.00	US$1,000.00	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Bank of New York Address: 101 Barclay Street, Floor 22 West, New York NY 10286, USA UK Postcode	Class of shares allotted A Preference B Preference	Number allotted 750,000 750,000
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed Lysanne W Black **Date** 5/12/05

** A ~~director~~ DEPUTY secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	01 / 11 / 2005	

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	822	3,772	1,246
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	680.0p	751.2p	654.0p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**



88(2) cont

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	01	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,365		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	712.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 5,197
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name: Ms Mairead Murphy	Class of shares allotted: Ordinary	Number allotted: 2,008
Address: 46 Kincora Court Clontarf Dublin 3 IRELAND		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ____________________ Date ____________

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange





88(2)

Return of Allotment of Shares

Please complete in typescript, or ~~in~~ bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	0 3	1 1	2 0 0 5			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	669	2,412	1,740
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	779.9p	751.2p	654p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	03	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,915		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	712.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
HSDL Nominees Limited	Ordinary	6,067
Address Trinity Road Halifax West Yorkshire		
UK postcode HX1 2RG		
Name	Class of shares allotted	Number allotted
Computershare Company Nominees Limited	Ordinary	669
Address P O Box 82 The Pavilions Bridgwater Road Bristol		
UK postcode BS99 7NH		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Deputy Date 3/11/05.

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange

coform


Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number SC218813

Company name in full HBOS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	02	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1647	3219	6059
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	6.80p	7.512p	6.54p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number SC218813

Company name in full HBOS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	02	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	4351		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	7.125p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Form revised 10/03

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode: HX1 2RG	Class of shares allotted: Ordinary	Number allotted: 15,276
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] **Date** 2/11/5

DEPUTY
~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Victoria Karran, Company Secretary's Department, HBOS plc, 5 Morrison Street, Edinburgh, Scotland. EH3 8BH

Tel 0131 243 7209

DX number DX exchange



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	04	11	2005			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	1,377	19,809	5,078
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	680p	751.2p	654p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	04	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	~~Ordinary~~	~~Ordinary~~
Number allotted	5,392		
Nominal value of each share	25p	~~25p~~	~~25p~~
Amount (if any) paid or due on each share *(including any share premium)*	712.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
HSDL Nominees Limited	Ordinary	28,147
Address Trinity Road Halifax West Yorkshire		
UK postcode HX1 2RG		
Name	Class of shares allotted	Number allotted
James Holmes Taylor	Ordinary	590
Address 13 Burnside Court Bearsden Glasgow		
UK postcode G61 4QD		
Name	Class of shares allotted	Number allotted
Ms Aislinn Reynolds	Ordinary	2,919
Address 5 Limelawn Rise Clonsilla Dublin 15		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 4 NOVEMBER 2005

Assistant ~~Deputy~~ ~~A director~~ / Secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	07	11	2005			

Class of shares (*ordinary or preference etc*)	Ordinary	Ordinary	Ordinary
Number allotted	4,492	11,118	9,400
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	680p	654p	655p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	07	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	20,805	12,244	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	751.2p	712.5p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK postcode: HX1 2RG	Class of shares allotted: Ordinary	Number allotted: 57,511
Name: Computershare Company Nominees Limited Address: The Pavilions, Bridgwater Road, Bristol UK postcode: BS99 7NH	Class of shares allotted: Ordinary	Number allotted: 548
Name: Address: UK postcode:	Class of shares allotted:	Number allotted:
Name: Address: UK postcode:	Class of shares allotted:	Number allotted:

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed K Secret Clay **Date** 7 NOV 2005

~~A director~~ / Assistant secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange





88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	08	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,704	18,609	27,519
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	680p	654p	751.2p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	08	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	16,424		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	712.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK postcode: HX1 2RG	Ordinary	60,119
Name: Computershare Company Nominees Limited Address: The Pavilions, Bridgwater Road, Bristol UK postcode: BS99 7NH	Ordinary	1,487
Name: Hazel Margaret Crichton Address: The Park, 55 Banff Road, Keith, Bannffshire UK postcode: AB55 5ET	Ordinary	3,650
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________ Date 8/1/15

~~A director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange





88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	09	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,150	5,336	9,788
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	668p	680p	654p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	09	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,480	36,739	10,238
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	779.9p	751.2p	712.5p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 65,247
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name: Computershare Company Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 484
Address: The Pavilions, Bridgwater Road, Bristol		
UK postcode: BS99 7NH		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 9/11/5

Deputy ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From	To
	Day Month Year	Day Month Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	10 11 2005	

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	6,500	9,234	13,940
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	680p	654p	655p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	10	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	29,123	16,453	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	751.2p	712.5p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees

(List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
HSDL Nominees Limited	Ordinary	74,302
Address Trinity Road Halifax West Yorkshire		
UK postcode HX1 2RG		
Name	Class of shares allotted	Number allotted
Computershare Company Nominees Limited	Ordinary	948
Address The Pavilions Bridgwater Road Bristol		
UK postcode BS99 7NH		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed Deputy [signature] Date 10/11/5

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	11	11	2005			

Class of shares (*ordinary or preference etc*)	Ordinary	Ordinary	Ordinary
Number allotted	1,970	3,799	9,399
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	680p	654p	751.2p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Card**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2E
For companies registered in Scotland **DX**



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	11	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	4,659		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	712.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	**Number allotted**
Name: HSDL Nominees Limited	Ordinary	19,627
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
	Class of shares allotted	**Number allotted**
Name: Mr Jeff Littlewood	Ordinary	200
Address: 8 Lune Street Crossroads Keighley West Yorkshire		
UK postcode:		
	Class of shares allotted	**Number allotted**
Name:		
Address:		
UK postcode:		
	Class of shares allotted	**Number allotted**
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] ASSISTANT COMPANY SECRETARY Date 14/11/05

A ~~director / secretary / administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange



coform



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	14	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,518	64,000	4,962
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	680p	655p	654p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	14	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	25,752	7,548	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	751.2p	712.5p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HSDL Nominees Limited	Ordinary	102,500
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name: Computershare Company Nominees Limited	Ordinary	1,133
Address: The Pavilions, Bridgwater Road, Bristol		
UK postcode: BS99 7NH		
Name: Moira Jane Lambert	Ordinary	1,147
Address: 5 Kellie Wynd, Kippendavie Manor, Dunblane		
UK postcode: FK15 0NR		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 14 NOV 2005

A ~~director~~ / ASSISTANT secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange




Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	15	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	11480	115186	23904
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	680p	751.2p	654p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2


Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	*Day*	*Month*	*Year*	*Day*	*Month*	*Year*
	15	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	24403	3575	1510
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	712.5p	655p	827.5p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name HSDL Nominees Limited Address Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted Ordinary	Number allotted 177,913
Name Computershare Company Nominees Limited Address PO Box 82, The Pavilions, Bridgwater Road, Bristol UK Postcode B599 7NH	Class of shares allotted Ordinary	Number allotted 2,145
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 15 NOV 2005

Assistant Company ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Victoria Karran, Company Secretary's Department, HBOS plc, 5 Morrison	
Street, Edinburgh, Scotland. EH3 8BH	
	Tel 0131 243 7209
DX number	DX exchange


Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	16 / 11 / 2005	

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	4500	6448	5783
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	680p	654p	655p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2


Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number SC218813

Company name in full HBOS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	16	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	859	41296	7607
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	779.9p	751.2p	712.5p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Form revised 10/03


Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number SC218813

Company name in full HBOS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From	To
Day	16	
Month	11	
Year	2005	

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	~~Ordinary~~
Number allotted	165	710	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	544.3p	597.5p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode: HX1 2RG	Class of shares allotted: Ordinary	Number allotted: 65,398
Name: Computershare Company Nominees Limited Address: PO Box 82, The Pavilions, Bridgwater Road, Bristol UK Postcode: BS99 7NH	Class of shares allotted: Ordinary	Number allotted: 1,605
Name: Mrs Linda Hossack Address: 21 Roseacre Crescent, Turriff, Aberdeenshire UK Postcode: AB53 4LW	Class of shares allotted: Ordinary	Number allotted: 200
Name: Mrs Pauline Ashley Buckle Address: 3 Trinity Gardens, Trinity Road, Helier, Jersey UK Postcode:	Class of shares allotted: Ordinary	Number allotted: 165
Name: Address: UK Postcode:	Class of shares allotted:	Number allotted:

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed Deputy [signature] Date 16/11/5

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Victoria Karran, Company Secretary's Department, HBOS plc, 5 Morrison Street, Edinburgh, Scotland. EH3 8BH

Tel 0131 243 7209

DX number DX exchange


Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	17	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	80994	12108	6501
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	751.2p	680p	654p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2


Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number SC218813

Company name in full HBOS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From	To
Day	17	
Month	11	
Year	2005	

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	6792	4487	4229
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	712.5p	655p	827.5p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Shareholder details	Shares and share class allotted	
Name HSDL Nominees Limited Address Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted Ordinary	Number allotted 114,232
Name Computershare Company Nominees Limited Address PO Box 82, The Pavilions, Bridgwater Road, Bristol UK Postcode BS99 7NH	Class of shares allotted Ordinary	Number allotted 879
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 17/11/05

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Victoria Karran, Company Secretary's Department, HBOS plc, 5 Morrison Street, Edinburgh, Scotland. EH3 8BH

Tel 0131 243 7209

DX number DX exchange


Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number SC218813

Company name in full HBOS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From (Day Month Year)	To (Day Month Year)
Date	18 11 2005	

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	26260	2545	2288
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	751.2p	654p	712.5p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2


Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number SC218813

Company name in full HBOS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	18	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	37684	8225	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	655p	680p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name HSDL Nominees Limited Address Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted Ordinary	Number allotted 75,010
Name Computershare Company Nominees Limited Address PO Box 82, The Pavilions, Bridgwater Road, Bristol UK Postcode BS99 7NH	Class of shares allotted Ordinary	Number allotted 1,992
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed K Jeeves Clay **Date** 18 NOV 2005

~~A director~~ / ASSISTANT secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Victoria Karran, Company Secretary's Department, HBOS plc, 5 Morrison
Street, Edinburgh, Scotland. EH3 8BH
Tel 0131 243 7209
DX number DX exchange


Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	21	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	15063	3896	3430
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	751.2p	712.5p	680p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2


Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number SC218813

Company name in full HBOS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	21	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3522		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	654p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Shareholder details	Shares and share class allotted	
Name HSDL Nominees Limited Address Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted Ordinary	Number allotted 24,784
Name Mrs Elizabeth Jane Brinklow Address 53 Mill View Road, Tring, Herts UK Postcode HP23 4EW	Class of shares allotted Ordinary	Number allotted 1,127
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed K Jeeves Clay (signature) Date 21 NOV 2005

A ~~director~~ / ASSISTANT secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Victoria Karran, Company Secretary's Department, HBOS plc, 5 Morrison
Street, Edinburgh, Scotland. EH3 8BH
Tel 0131 243 7209
DX number DX exchange



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	22	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3,319	14,077	2,097
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	680.0p	751.2p	654.0p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**



88(2) cont

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	22	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,659		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	712.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Names and addresses of the allottees

(List joint share allotments consecutively)

Shareholder details	Class of shares allotted	Number allotted
Name: HSDL Nominees Limited	Ordinary	21,371
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name: Computershare Company Nominees Limited	Ordinary	781
Address: PO Box 82, The Pavilions, Bridgwater Road, Bristol		
UK postcode: BS99 7NH		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 22/11/5

A ~~director~~ / deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	23	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,700	10,735	851
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	680.0p	751.2p	654.0p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**



88(2) cont

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	23	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	822	402	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	712.5p	779.9p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 14,510
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name:	Class of shares allotted	Number allotted
Address:		
UK postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ASSISTANT [signature] Date 23NOV05

A ~~director~~ / Assistant secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange



coform



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	24	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	4,150	10,549	1,153
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	680.0p	751.2p	654.0p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**



88(2) cont

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	24	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,094		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	712.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 15,526
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name: Computershare Company Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 368
Address: PO Box 82, The Pavilions, Bridgwater Road, Bristol		
UK postcode: BS99 7NH		
Name: Mr Paul Barrett	Class of shares allotted: Ordinary	Number allotted: 1,052
Address: 29 Lady Nairne Road, Dunfermline, Fife		
UK postcode: KY12 9YD		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 24 NOV 2005

A ~~director~~ / ASSISTANT secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange


coform


Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	25	11	2005			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	3,683	17,786	7,734
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	680.0p	751.2p	654.0p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland


Companies House
for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	25	11	2005			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	12,209		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	712.5p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details *(list joint allottees as one shareholder)*	**Shares and share class allotted**	
Name(s) HSDL Nominees Limited Address Trinity Road Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted Ordinary	Number allotted 41,412
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 25 NOV 2005

** A ~~director~~ / Assistant secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

*** Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange


Companies House
for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	28	11	2005			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	2824	15201	626
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	680.0p	751.2p	654.0p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2


Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	2 8	1 1	2 0 0 5			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	589		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	712.5p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): HSDL Nominees Limited Address: Trinity Road Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted Ordinary Ordinary Ordinary	Number allotted 19240
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 28 NOV 2005

** A ~~director~~ ASSISTANT / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange




Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	29	11	2005			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	996	3455	725
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	680p	751.2p	654p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

09/2005


Companies House
for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	29	11	2005			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	763		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	712.5p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) HSDL Nominees Limited Address Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted Ordinary	Number allotted 5,939
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed Deputy [signature] Date 29/11/5

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Victoria Karran, Company Secretary's Department, HBOS plc, 5 Morrison Street, Edinburgh, Scotland. EH3 8BH

Tel 0131 243 7209

DX number DX exchange


Companies House
for the record

Please complete in typescript, or in bold black capitals.

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	30	11	2005			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	2,215	13,986	3,319
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	680.0p	751.2p	654.0p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland


Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	30	11	2005			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	7,586	6,327	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share (including any share premium)	712.5p	655.0p	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): HSDL Nominees Limited Address: Trinity Road Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted: Ordinary	Number allotted: 33,433
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 30/11/5

** A ~~director~~ DEPUTY / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange